Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31 2015   **Schedule I**

Net capital

Total stockholder's equity, qualified for net capital	$ 15,084,986
Less: Nonallowable assets	
Retail receivables and other assets	686,119
Furniture and equipment, net	30,865
Total deductions	716,984
Net capital before haircuts on securities positions	14,368,002
Less: Haircuts - Investment Securities	384,809
Net capital	$ 13,983,193
Aggregate indebtedness	$ 3,748,224
Net capital requirement – greater of $250,000 or 6.67% of aggregate indebtedness	250,000
Excess net capital	13,733,193
Aggregate indebtedness to net capital ratio	.27

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this audited Computation of Net Capital (Schedule 1) prepared by Hancock Investment Services, Inc. and included in the Company's unaudited Part II FOCUS Report as of December 31, 2015 as amended, filed on February 24 2016.

See report of independent registered public accounting firm.